APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Hood Relics, LLC
Income Statement - unaudited
For the periods ended 12/31/18

	Current Period
	1/1/18 - 12/31/18
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	-
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	820.00
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	16.00
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	48.00
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	489.00
Utilities	2,016.00
Other Expenses	656.00
TOTAL OPERATING EXPENSES	4,045.00
OPERATING PROFIT (LOSS)	(4,045.00)
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-

Income Tax Expense		-
TOTAL INTEREST (INCOME), EXPENSE & TAXES		-
NET INCOME (LOSS)	$	(4,045.00)

Butter Roll
Balance Sheet - unaudited
For the period ended 12/31/2018

	Current Period
	31-Dec-18
ASSETS	
Current Assets:	
Cash	
Petty Cash	-
Accounts Receivables	-
Inventory	700.00
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	700.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	
Computer Equipment	
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 700.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-

Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Loan equity		
Capital Stock/Partner's Equity		700.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		700.00
TOTAL LIABILITIES & EQUITY	$	**700.00**
Balance Sheet Check		-

Butter Roll
Balance Sheet - unaudited
For the period ended 12/31/2019

	Current Period
	31-Dec-19
ASSETS	
Current Assets:	
Cash	
Petty Cash	-
Accounts Receivables	-
Inventory	700.00
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	700.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	
Computer Equipment	
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 700.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-

Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Loan equity		
Capital Stock/Partner's Equity		700.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		700.00
TOTAL LIABILITIES & EQUITY	$	**700.00**
Balance Sheet Check		-

Hood Relics, LLC
Income Statement - unaudited
For the periods ended 12/31/19

| | Current Period |
	1/1/19 - 12/31/19
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	-
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	50.00
Bank Service Charges	-
Business Licenses and Permits	-
Contract Labor	4,013.00
Depreciation	27.00
Dues and Subscriptions	-
Insurance	636.00
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Deductible meals	37.00
Rental Payments	90.00
Supplies	150.00
Payroll Taxes and Benefits	-
Travel	847.00
Utilities	3,291.00
Other Expenses	1,611.00
TOTAL OPERATING EXPENSES	10,752.00
OPERATING PROFIT (LOSS)	(10,752.00)
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-

Income Tax Expense		-
TOTAL INTEREST (INCOME), EXPENSE & TAXES		-
NET INCOME (LOSS)	$	**(10,752.00)**

I, Amy M. Collado, certify that:

1. The financial statements of Hood Relics LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Hood Relics LLC included in this Form reflects accurately the information reported on the tax return for Hood Relics LLC for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature _____

Name: Amy M. Collado

Title: Founder/CEO